JP Morgan 34th Annual Technology Conference
San Francisco – May 23, 2006

Eric Meurice, CEO

Exhibit 99.7

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this presentation may include forward-looking statements that are subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and
other risks indicated in the risk factors included in ASML’s
Annual Report on Form 20-F and other filings with the U.S.
Securities and Exchange Commission.

/ Slide 2

                                   Mid-Term Market Update

Semiconductor unit Forecast
Semiconductor Units
Unit Trend
Semiconductor Units B/m
50
45
40
35
30
25
20
15
10
5
0
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

ASML

Semiconductor Units history and forecast
2006 Semiconductor consensus growth forecast at +11%

25%        -21%      14%       9%       18%          4%       11%

Source: ASML MCC

/ Slide 4

IC unit sales and inventory

IC inventory
3mma IC unit Sales
3mma IC unit sales corrected for Inventory
IC unit sales [B#]
IC unit inventory [B#]
80
70
60
50
40
30
20
10
0
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
May-06
Sep-06

ASML

IC unit sales and inventory
Steady demand - inventory under control

Source: WSTS, VLSI Research, ASML

Last data point: March 2006

/ Slide 5

Expose & Write Bookings and Billings as % of Semiconductor sales
E&W bookings as % of Semi $Sadj3MMA
E&W billings as % of Semi $ Sadj3MMA
Expose & Write as % of Semiconductor Sales [%]
6%
5%
4%
3%
2%
1%
0%
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

ASML

Litho Bookings and Billings as % of Semiconductor Revenue
Relative spending on Litho increasing

Source: SEMI, WSTS, ASML

Last data point: March 2006

/ Slide 6

Growth from Multiple independent Segments
Each Segment with its own investment cycle

Flash shrink - 12 to 15
month investment cycle

DRAM – closely follows
Flash investment cycle

Foundries represent classic
supply/demand cycle

Moore’s law, 18 to 24
months - invest for new
product development -
volume to Foundry

Shrink for new
functionality and cost per
function - 12 to 24 month
investment cycle

/ Slide 7

Market Status Summary

Market players remain cautious:

Inventory/Utilization under evaluation

Industry shows sign of maturing as swings are smaller in
amplitude and length

Wide range of customers are hitting capacity limits

Ordering production capacity tools including used

Utilization rates at approx. 92%

/ Slide 8

Market Status Summary (Cont.)

26 new fab projects under construction:

9 Flash fabs

6 other Memory fabs

11 Foundry or IDM fabs

Immersion enabling 55 nm/45 nm next generation
node for early 2007 production ramp:

Flash next generation

High integration/complexity Logic designs

    LEADING TO A STRONG BOOKINGS OUTLOOK IN Q2 2006

FOR DELIVERIES IN Q3 06, Q4 06, Q1 07

/ Slide 9

                                   Long-Term Trajectory

Company focus

Execution on Technology – Cost – Leadtime

Execute on Leadership:

Volume production ramp of the TWINSCAN XT:1700i, hyper NA
tool for 45 nm node: 20 - 25 tools to ship in 2006

2 EUV alpha tools mid 2006

R&D investment increased to sustain 1 node/year

Execute on cost of goods reduction:

Internal target of 15% cost of ownership reduction

Redesigns for cost - for performance/availability/throughput

Execute on lead time reduction

Leadtime reduction of 30%

Capacity increase:  50% +

/ Slide 11

WW Litho Sales (M€)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

ASML

ASML Secular Growth model

Source: Average of Dataquest, VLSI Research and ASML fab based model

Average WW litho sales

ASML’s potential

Status quo

Natural growth
potential towards
4-5 B€ range

ASML’s
opportunity
window

/ Slide 12

ASML is well positioned for value generation

Growth

Target of 70% market share

Potential to double top line in 5 years (reference 2005)

Profitability

Track record of last 8 quarters - average 17.1% EBIT
margin

Liquidity

Average M €79 cash generation from operations in last
8 quarters

/ Slide 13

Commitment